

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2008

Via U.S. Mail

Mark Holcombe
Principal Executive Officer
Sandfield Venture Corp.
c/o 711 S. Cason Street, Suite 4
Carson City, NV 89701

> **Re:** **Sandfield Venture Corp.**
> **Registration Statement on Form SB-2**
> **Filed January 17, 2008**
> **File No. 333-148710**

Dear Mr. Holcombe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please note that amendments to Regulation S-K became effective on February 4, 2008 and that Form SB-2 was eliminated as of that date. With your next amendment, please amend your registration statement to comply with the new rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date" section.

2. We note that the cover page lists the same number (888-593-0181) as the phone number and fax number for both your principal executive offices in the Bahamas as well your agent for service in Carson City, Nevada. Please revise.

Background Information, page 14

3. We note that the biographical sketch for Mr. Holcombe does not include all the information that is disclosed in the Form 8-K filed by Blacksands Petroleum, Inc. on December 4, 2007, including the assertion that "he serves on three other boards of energy related companies." In addition, the sketch does not mention his appointment to Blacksands' board. Please revise this section to include all of the information required by Item 401 of Regulation S-K. In this regard, please also provide information regarding Mr. Holcombe's activities from May 2006 until October 2006.

4. Please explain the type of business engaged in by GEM Global Equities Management, S.A. In addition, we note disclosure that Mr. Holcombe "registered GEM Global Equities Management, S.A. with the Securities & Exchange Commission in 2006." There does not appear to be an entity registered with the Commission under that name. Please revise or advise. We may have further comment.

5. Please revise to include all required undertakings. For example, revise to include the undertakings required by paragraphs (a)(5)(ii) and (a)(6) of Regulation S-K.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Emas (305) 531-1174
M. Duru
S. Donahue